Exhibit 3

             PERDIGAO INAUGURATES RIO VERDE AGRO INDUSTRIAL COMPLEX

                  Investments of R$ 700 million made in the Rio
                      Verde Unit, that has 3,700 employees

         SAO PAULO, Brazil, Feb. 5 /PRNewswire-FirstCall/ -- The Vice-President of Brazil, Jose de Alencar, will preside over PERDIGAO S/A'S (NYSE: PDA) Agro Industrial Complex inauguration ceremony in Rio Verde this Thursday, February 6. At the event, the unit's expansion will be announced and the company will sign project financing agreements with the Goias government and Banco do Brasil.

         One of the largest, most innovative of its kind in Latin America, the Perdigao project has already received R$ 700 million in investments and has created 3,700 direct jobs and 10,000 indirect. The plant annually produces 60,000 tons of poultry, 30,000 tons of pork, 90,000 tons of processed products both for domestic consumption and for export to 14 countries.

         The two-million square meter Rio Verde Agro industrial Complex includes a poultry slaughterhouse, a hog slaughterhouse, a meat processing, a pasta processing, a feed mill and hatchery. Falkenstein-Archittekten + Ingenieure of Germany designed the industrial complex based on innovative systems of functionality and production flow, assuring food safety. The farming and cattle-raising section contains a matrix poultry farm, artificial insemination center and more than 900 modules for raising poultry and pork.

         Throughout the project, the company has adhered to strict environmental conservation guidelines and developed several programs to strengthen the services offered to Rio Verde's population, mainly in the areas of health, security and education.